

December 5, 2013

Via E-mail
James M. Cracchiolo
Chairman and Chief Executive Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, Minnesota 55474

>   **Re: Ameriprise Financial, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 27, 2013**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2013**
>   **Filed November 5, 2013**
>   **Response dated October 10, 2013**
>   **File No. 001-32525**

Dear Mr. Cracchiolo:

We have reviewed your filings and response letter and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe a revision in future filings is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Market Risk, page 95

1. We note your response to prior comment 1 and your revised disclosure related to the impact the low interest rate environment has had on earnings, specifically between rates earned on assets held and the rates at which interest is credited to accounts for fixed

annuities, fixed insurance, and the fixed portion of variable annuities and variable insurance contracts. In order to fully evaluate the impact to earnings of non-structured fixed maturity securities, commercial mortgage loans and residential mortgage-backed securities at risk of reinvestment, please disclose the current related average reinvestment rate in addition to the carrying value and weighted average yield. Additionally, to more fully evaluate the expected effects on your future financial position, results of operations and cash flows of the difference in rates credited to contractholders and the guaranteed minimums, provide related reset terms, including contracts with annual resets, contracts resettable in the next twelve months, and contracts resettable after the next twelve months.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3872 if you have any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief